(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 333-137755

For Period Ended: September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

General Automotive Company
Full Name of Registrant

Former Name if Applicable

5422 Carrier Drive, Suite 309
Address of Principal Executive Office (Street and Number)

Orlando, FL 32819
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The registrant’s quarterly report on Form 10-Q could not be filed without unreasonable effort or expense because of delays in reviewing and finalizing the consolidated financial statements of the registrant and its subsidiaries. The report will be filed no later than the 5th calendar day following the due date, or November 19, 2008.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Harry Christenson	(407)	363-4474
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s board of directors has agreed to discontinue the operations of one of its subsidiaries, Global Parts Direct, Inc., through a sale of selected assets. This sale is fundamentally at liquidation value, which results in a recorded loss on disposal of $1,228,899 during the three months ended September 30, 2008. The consolidated statement of operations for all prior periods of the current fiscal year and fiscal year 2007 ending December 31, 2007, has been restated to reflect the results of operations of this divested business as a discontinued operation. The consolidated balance sheet at September 30, 2008 includes $24,919 of the excess of liabilities over assets held for disposal. Total assets held for disposal of $351,131 includes accounts receivable of $281,170 and inventory of $60,000 and the total liabilities held for disposal of $376,050 primarily consist of the bank line of credit of $177,775 and accounts payable of $93,188, and other accrued liabilities of $105,087.

General Automotive Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2008	By:	/s/ Harry Christenson
Harry Christenson Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).